UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Wayfair Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

94419L101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101

1.	Names of Reporting Persons Battery Ventures IX (AIV I), L.P. (“BV9AIV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,799,673 shares, except that Battery Partners IX (AIV I), LLC (“BP9AIV”), the general partner of BV9AIV, and its investment advisor Battery Management Corp. (“BMC,” and together with BP9AIV, the “Battery IX AIV Companies”) may be deemed to have sole power to direct the voting of these shares; each of Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”), and Scott R. Tobin (“Tobin”), each of whom is a managing member or officer of the Battery IX AIV Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,799,673 shares, except that the Battery IX AIV Companies may be deemed to have sole power to direct the disposition of these shares; each of Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX AIV Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,799,673 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.27%(1)

12.	Type of Reporting Person (See Instructions) PN

(1)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,799,673 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.57% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.76% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Battery Investment Partners IX, LLC (“BIP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
37,992 shares, except that Battery Partners IX, LLC (“BP9”), the managing member of BIP9, and its investment advisor, BMC (BMC together with BP9, the “Battery IX Companies”) may be deemed to have sole power to direct the voting of these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
37,992 shares, except that the Battery IX Companies may be deemed to have sole power to direct the disposition of these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,992 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.10%(2)

12.	Type of Reporting Person (See Instructions) OO

(2)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 37,992 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 0.05% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Battery Partners IX (AIV I), LLC (“BP9AIV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,799,673 shares, which shares are directly owned by BV9AIV, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX AIV Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,799,673 shares, which shares are directly owned by BV9AIV, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX AIV Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,799,673 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.27%(3)

12.	Type of Reporting Person (See Instructions) OO

(3)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,799,673 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.57% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.76% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Battery Partners IX, LLC (“BP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
37,992 shares, which shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
37,992 shares, which shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,992 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.10%(4)

12.	Type of Reporting Person (See Instructions) OO

(4)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 37,992 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 0.05% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.01% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Battery Management Corp. (“BMC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(5)

12.	Type of Reporting Person (See Instructions) OO

(5)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Neeraj Agrawal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Agrawal is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Agrawal is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(6)

12.	Type of Reporting Person (See Instructions) IN

(6)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Michael Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Brown is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Brown is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(7)

12.	Type of Reporting Person (See Instructions) IN

(7)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Thomas J. Crotty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Crotty is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Crotty is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(8)

12.	Type of Reporting Person (See Instructions) IN

(8)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Jesse Feldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Feldman is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Feldman is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(9)

12.	Type of Reporting Person (See Instructions) IN

(9)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Richard D. Frisbie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Frisbie is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Frisbie is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(10)

12.	Type of Reporting Person (See Instructions) IN

(10)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Kenneth P. Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Lawler is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Lawler is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(11)

12.	Type of Reporting Person (See Instructions) IN

(11)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Roger H. Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Lee is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Lee is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(12)

12.	Type of Reporting Person (See Instructions) IN

(12)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons R. David Tabors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Tabors is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Tabors is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(13)

12.	Type of Reporting Person (See Instructions) IN

(13)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 94419L101

1.	Names of Reporting Persons Scott R. Tobin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Tobin is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
3,837,665 shares, of which 3,799,673 shares are directly owned by BV9AIV and 37,992 shares are directly owned by BIP9. Tobin is a managing member or officer of the Battery IX AIV Companies and the Battery IX Companies, and may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,837,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.37%(14)

12.	Type of Reporting Person (See Instructions) IN

(14)  Based on 37,002,874 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015.  The 3,837,665 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 4.61% of the Issuer’s outstanding Common Stock as of December 31, 2014, based on a total of 83,182,066 shares of Common Stock (including 46,179,192 shares of Class B Common Stock) outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person on February 4, 2015, and represent approximately 0.77% of the combined voting power of the Issuer’s Common Stock.

Item 1.
	(a)	Name of Issuer Wayfair Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4 Copley Place, 7th Floor Boston, MA 02116

Item 2.
(a)

Name of Person Filing
Battery Ventures IX (AIV I), L.P. (“BV9AIV”), Battery Investment Partners IX, LLC (“BIP9”), Battery Partners IX, (AIV I), LLC (“BP9AIV”), Battery Partners IX, LLC (“BP9”), Battery Management Corp. (“BMC”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”) and Scott R. Tobin (“Tobin”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Messrs. Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are the sole managing members of BP9AIV, the general partner of BV9AIV and are the sole managing members of BP9, the managing member of BIP9 and/or the officers of BMC, the investment advisor to BP9AIV and BP9.

	(b)	Address of Principal Business Office or, if none, Residence Battery Ventures One Marina Park Drive Suite 1100 Boston, MA 02210
(c)

Citizenship
Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are United States citizens.  BV9AIV is a limited partnership organized under the laws of the State of Delaware.  BIP9 is a limited liability company organized under the laws of the State of Delaware.  BP9AIV is a limited liability company organized under the laws of the State of Delaware. BP9 is a limited liability company organized under the laws of the State of Delaware. BMC is a corporation organized under the laws of the Commonwealth of Massachusetts.

	(d)	Title of Class of Securities Class A common stock, par value $0.001 per share
	(e)	CUSIP Number 94419L101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)

Percent of class:

See Row 11 of cover page for each Reporting Person.  The table below sets forth the percentage of Class A Common Stock, percentage of combined Class A Common Stock and Class B Common Stock and percentage of combined total voting power of outstanding Common Stock of the Issuer for each Reporting Person (in each case, based upon 37,002,874 shares of Class A Common Stock and 46,179,192 shares of Class B Common Stock outstanding as of December 31, 2014, as reported to the Reporting Persons by the Issuer on February 4, 2015):

	Percentage of Outstanding Class A Common Stock	Percentage of Outstanding Common Stock	Percentage of Combined Voting Power of Outstanding Common Stock
BV9AIV	10.27%	4.57%	0.76%
BIP9	0.10%	0.05%	0.01%
BP9AIV	10.27%	4.57%	0.76%
BP9	0.10%	0.05%	0.01%
BMC	10.37%	4.61%	0.77%
Agrawal	10.37%	4.61%	0.77%
Brown	10.37%	4.61%	0.77%
Crotty	10.37%	4.61%	0.77%
Feldman	10.37%	4.61%	0.77%
Frisbie	10.37%	4.61%	0.77%
Lawler	10.37%	4.61%	0.77%
Lee	10.37%	4.61%	0.77%
Tabors	10.37%	4.61%	0.77%
Tobin	10.37%	4.61%	0.77%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV9AIV, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BV9AIV.  Under certain circumstances set forth in the limited liability company agreement of BIP9, the members may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BIP9.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BATTERY VENTURES IX (AIV I), L.P.

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY PARTNERS IX (AIV I), LLC

By: *
Managing Member

BATTERY PARTNERS IX, LLC

By: *
Managing Member

BATTERY MANAGEMENT CORP.

By: *
Chief Financial Officer

NEERAJ AGRAWAL

By: *
Neeraj Agrawal

MICHAEL BROWN

By: *
Michael Brown

THOMAS J. CROTTY

By: *
Thomas J. Crotty

JESSE FELDMAN

By:	*
Jesse Feldman

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

ROGER H. LEE

By:	*
Roger H. Lee

R. DAVID TABORS

By:	*
R. David Tabors

SCOTT R. TOBIN

By:	*
Scott R. Tobin

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).